Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J373)
February 25, 2014

Credit Suisse – Return Enhanced Notes due March 18, 2015 Linked to the Upside Return of an Equally Weighted Basket consisting of Three Select Sector Indices and the Downside Return of the S&P 500® Index

Note Details & Characteristics

Issuer:* Credit Suisse AG ("Credit Suisse"), acting through one of its branches

Pricing Date: Expected to be February 28, 2014.

Settlement Date: Expected to be March 5, 2014.

Basket:

Basket Component	Ticker	Initial Level**	Weighting
Select Sector Financials Index	IXM <Index>		1/3
Select Sector Industrials Index	IXI <Index>		1/3
Select Sector Technology Index	IXT <Index>		1/3

Downside Index:

Downside Index	Ticker	Initial Level**
S&P 500® Index	SPX <Index>	

Payment at Maturity: A cash payment at maturity per $1,000 principal amount of notes equal to:

$1,000 × (1 + Upside Return + Downside Return)

Upside Participation Rate: Expected to be 101% (to be determined on the Pricing Date)

Upside Return: The Basket Return multiplied by the Upside Participation Rate, *provided* that the Upside Return will not be less than 0%.

Downside Return: The Underlying Return of the Downside Index, *provided* that the Downside Return will not be greater than 0%. Because the Downside Return will never be greater than 0%, you will be exposed to any depreciation in the Downside Index, but you will receive no benefit from any appreciation in the Downside Index.

Basket Return: (Final Basket Level – Initial Basket Level) / Initial Basket Level

Initial Basket Level: Set equal to 100 on the Pricing Date.

Final Basket Level: The Final Basket Level will be calculated as follows:

100 × [1 + (Select Sector Financials Index Return × 1/3) + (Select Sector Industrials Index Return × 1/3) + (Select Sector Technology Index Return × 1/3)]

The "Select Sector Financials Index Return," the "Select Sector Industrials Index Return" and the "Select Sector Technology Index Return" are the respective Underlying Returns for each Basket Component.

Underlying Return: For each Basket Component and the Downside Index, calculated as follows: (Final Level – Initial Level) / Initial Level

Initial Level:** For each Basket Component and the Downside Index, the closing level of such Basket Component or the Downside Index on the Pricing Date.

Final Level: For each Basket Component and the Downside Index, the arithmetic average of the closing levels of such Basket Component or the Downside Index on each of the five Valuation Dates.

Valuation Dates:† March 9, 2015, March 10, 2015, March 11, 2015, March 12, 2015 and March 13, 2015 (each a "Valuation Date" and March 13, 2015, the "Final Valuation Date")

Maturity Date:† March 18, 2015

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

- The return on the notes is linked to any appreciation of the Basket (multiplied by the Upside Participation Rate) and any depreciation of the Downside Index. Any payment on the notes is subject to our ability to pay our obligations as they become due.
- Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Upside Return is not sufficient to offset the Downside Return. **You could lose your entire investment**.

Product Risks

- The notes do not guarantee any return of your principal. The return on the notes at maturity is linked to any appreciation of the Basket (multiplied by the Upside Participation Rate) and any depreciation of the Downside Index between the Pricing Date and the Final Valuation Date, and will depend on whether, and the extent to which, the Upside Return and the Downside Return are positive or negative. You will lose some or all of your initial investment at maturity if the Upside Return is not sufficient to offset the Downside Return. The Upside Return will not be sufficient to offset the Downside Return if, between the Pricing Date and the Final Valuation Date, (a) both the Basket and the Downside Index depreciate, (b) the Downside Index depreciates while the Basket remains flat or (c) the Downside Index depreciates by a greater percentage than the percentage by which the Basket (multiplied by the Upside Participation Rate) appreciates.
- The notes do not pay interest.
- Although the return on the notes will be based on the performance of the Basket and the Downside Index, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.
- Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Basket Components and the Downside Index from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Basket Components, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level of each Basket Component, especially if there is a significant increase in the closing level of any of the Basket Components on the Final Valuation Date. Conversely, the 5-day-end-of-term averaging used to calculate the Final Level of the Downside Index could result in a Final Level of the Downside Index that is lower than would have been the case if the notes measured the point-to-point performance of the Downside Index from the Pricing Date to the Final Valuation Date, especially if there is a significant increase in the closing level of the Downside Index on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Basket Components, if any, between the Pricing Date and the Final Valuation Date, and the Final Level of the Downside Index may be lower than if it were measured on the Final Valuation Date only, which could adversely affect the Payment at Maturity.
- The exposure of the notes to the Downside Index is limited to any negative performance of the Downside Index. You will receive no benefit from any appreciation of the Downside Index, which may be significant.
- The payment at maturity on the notes will be reduced to reflect any depreciation of the Downside Index between the Pricing Date and the Final Valuation Date. This will be true even if the Basket (multiplied by the Upside Participation Rate) appreciates between the Pricing Date and the Final Valuation Date. Therefore, in calculating the payment at maturity, any appreciation of the Basket may be moderated, or more than offset, by any depreciation of the Downside Index.

(continued on third page)

J.P. Morgan
Placement Agent

Total Return on the Notes at Maturity Assuming a Range of Performances of the Basket and the Downside Index***

Scenario A: The Basket and the Downside Index remain flat or appreciate between the Pricing Date and the Final Valuation Date.

Basket Return	Upside Return	Underlying Return of Downside Index	Downside Return	Total Return
100.00%	101.00%	100.00%	0.00%	101.00%
90.00%	90.90%	90.00%	0.00%	90.90%
80.00%	80.80%	80.00%	0.00%	80.80%
70.00%	70.70%	70.00%	0.00%	70.70%
60.00%	60.60%	60.00%	0.00%	60.60%
50.00%	50.50%	50.00%	0.00%	50.50%
40.00%	40.40%	40.00%	0.00%	40.40%
30.00%	30.30%	30.00%	0.00%	30.30%
20.00%	20.20%	20.00%	0.00%	20.20%
10.00%	10.10%	10.00%	0.00%	10.10%
0.00%	**0.00%**	**0.00%**	**0.00%**	**0.00%**

The following example illustrates how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases by 20% from the Initial Basket Level to the Final Basket Level. Because the Basket Return of 20% is multiplied by the Upside Participation Rate of 101%, the Upside Return is equal to 20.20%. Because the Downside Index remains flat or appreciates between the Pricing Date and the Final Valuation Date, the Downside Return is equal to 0%. Accordingly, the investor receives a payment at maturity of $1,202 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 20.20% + 0%) = $1,208

Scenario B: The Basket and the Downside Index remain flat or depreciate between the Pricing Date and the Final Valuation Date.

Basket Return	Upside Return	Underlying Return of Downside Index	Downside Return	Total Return
0.00%	**0.00%**	**0.00%**	**0.00%**	**0.00%**
-10.00%	0.00%	-10.00%	-10.00%	-10.00%
-20.00%	0.00%	-20.00%	-20.00%	-20.00%
-30.00%	0.00%	-30.00%	-30.00%	-30.00%
-40.00%	0.00%	-40.00%	-40.00%	-40.00%
-50.00%	0.00%	-50.00%	-50.00%	-50.00%
-60.00%	0.00%	-60.00%	-60.00%	-60.00%
-70.00%	0.00%	-70.00%	-70.00%	-70.00%
-80.00%	0.00%	-80.00%	-80.00%	-80.00%
-90.00%	0.00%	-90.00%	-90.00%	-90.00%
-100.00%	0.00%	-100.00%	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Downside Index decreases by 50% from its Initial Level to its Final Level. Because the Basket remains flat or depreciates between the Pricing Date and the Final Valuation Date, the Upside Return is equal to 0%. Because the Downside Index decreases by 50% between the Pricing Date and the Final Valuation Date, the Downside Return is equal to -50%. Accordingly, the investor receives a payment at maturity of $500 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 0% + -50%) = $500

Example 2: The level of the Downside Index decreases by 100% from its Initial Level to its Final Level. Because the Basket remains flat or depreciates between the Pricing Date and the Final Valuation Date, the Upside Return is 0%. Because the Downside Index decreases by 100% between the Pricing Date and the Final Valuation Date, the Downside Return is equal to -100%. Accordingly, the investor receives a payment at maturity of $0 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 0% + -100%) = $0

Basket Return	Upside Return	Underlying Return of Downside Index	Downside Return	Total Return
40.00%	40.40%	0.00%	0.00%	40.40%
40.00%	40.40%	-10.00%	-10.00%	30.40%
40.00%	40.40%	-20.00%	-20.00%	20.40%
40.00%	40.40%	-30.00%	-30.00%	10.40%
40.00%	40.40%	-50.00%	-50.00%	-9.60%
40.00%	40.40%	-100.00%	-100.00%	-59.60%
30.00%	30.30%	0.00%	0.00%	30.30%
30.00%	30.30%	-10.00%	-10.00%	20.30%
30.00%	30.30%	-20.00%	-20.00%	10.30%
30.00%	30.30%	-30.00%	-30.00%	0.30%
30.00%	30.30%	-50.00%	-50.00%	-19.70%
30.00%	30.30%	-100.00%	-100.00%	-69.70%
20.00%	20.20%	0.00%	0.00%	20.20%
20.00%	20.20%	-10.00%	-10.00%	10.20%
20.00%	20.20%	-20.00%	-20.00%	0.20%
20.00%	20.20%	-30.00%	-30.00%	-9.80%
20.00%	20.20%	-50.00%	-50.00%	-29.80%
20.00%	20.20%	-100.00%	-100.00%	-79.80%
10.00%	10.10%	0.00%	0.00%	10.10%
10.00%	10.10%	-10.00%	-10.00%	0.10%
10.00%	10.10%	-20.00%	-20.00%	-9.90%
10.00%	10.10%	-30.00%	-30.00%	-19.90%
10.00%	10.10%	-50.00%	-50.00%	-39.90%
10.00%	10.10%	-100.00%	-100.00%	-89.90%
0.00%	0.00%	0.00%	0.00%	0.00%
0.00%	0.00%	-10.00%	-10.00%	-10.00%
0.00%	0.00%	-20.00%	-20.00%	-20.00%
0.00%	0.00%	-30.00%	-30.00%	-30.00%
0.00%	0.00%	-50.00%	-50.00%	-50.00%
0.00%	0.00%	-100.00%	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases by 30% from the Initial Basket Level to the Final Basket Level, and the level of the Downside Index decreases by 10% from its Initial Level to its Final Level. Because the Basket Return of 30% is multiplied by the Upside Participation Rate of 101%, the Upside Return is equal to 30.30%. Because the Downside Index decreases by 10% between the Pricing Date and the Final Valuation Date, the Downside Return is equal to -10%. Accordingly, the investor receives a payment at maturity of $1,203 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 30.30% + -10%) = $1,203

Example 2: The level of the Basket increases by 10% from the Initial Basket Level to the Final Basket Level, and the level of the Downside Index decreases by 50% from its Initial Level to its Final Level. Because the Basket Return of 10% is multiplied by the Upside Participation Rate of 101%, the Upside Return is equal to 10.10%. Because the Downside Index decreases by 50% between the Pricing Date and the Final Valuation Date, the Downside Return is equal to -50%. Accordingly, the investor receives a payment at maturity of $601 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 10.10% + -50%) = $601

Example 3: The level of the Basket increases by 10% from the Initial Basket Level to the Final Basket Level, and the level of the Downside Index decreases by 10.10% from its Initial Level to its Final Level. Because the Basket Return of 10% is multiplied by the Upside Participation Rate of 101%, the Upside Return is equal to 10.10%. Because the Downside Index decreases by 10.10% between the Pricing Date and the Final Valuation Date, the Downside Return is equal to -10.10%. Accordingly, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes, calculated as follows:

$1,000 × (1 + 10.10% + -10.10%) = $1,000

Scenario D: The Basket remains flat or depreciates between the Pricing Date and the Final Valuation Date, while the Downside Index remains flat or appreciates between the Pricing Date and the Final Valuation Date.

If the Basket remains flat or depreciates between the Pricing Date and the Final Valuation Date, the Upside Return will be equal to 0%, regardless of any deprecation in the Basket. If the Downside Index remains flat or appreciates between the Pricing Date and the Final Valuation Date, the Downside Return will be equal to 0%, regardless of any appreciation of the Downside Index. Accordingly, under these circumstances, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing level of any Basket Component or the Downside Index is not available on the Pricing Date, the Initial Level for such Basket Component or the Downside Index will be determined on the immediately following trading day on which the closing level of such Basket Component or the Downside Index is available.

*** The tables and examples above illustrate the hypothetical total return at maturity on the notes assuming a hypothetical range of performances for the Basket and the Downside Index assuming an Upside Participation Rate of 101%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the performance of the Basket and the Downside Index. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
It is impossible to predict what the relationship between the performance of the Basket and the Downside Index will be over the term of the notes. However, because the payment at maturity is linked to any appreciation of the Basket (multiplied by the Upside Participation Rate) and any depreciation of the Downside Index between the Pricing Date and the Final Valuation Date, there are certain relationships between the Basket and the Downside Index that will result in a greater payment at maturity. For example, the sum of the Upside Return and the Downside Return will be greater if the Basket outperforms the Downside Index and the Downside Index remains flat or appreciates. Conversely, under circumstances where the Basket and the Downside Index both depreciate, because you will be exposed to any depreciation in the Downside Index, you will lose less of your investment if the Downside Index declines by less than the Basket. To the extent that the Basket and the Downside Index do not exhibit one of these relationships, an instrument linked to the individual performance of the Basket, any Basket Component or a sector represented by a Basket Component or the Downside Index could outperform an investment in the notes.

•
Your return on the notes will be determined by reference to any appreciation of the Basket (multiplied by the Upside Participation Rate) and any depreciation of the Downside Index. You may lose some or all of your investment at maturity if the Downside Index depreciates by more than the appreciation of the Basket (multiplied by the Upside Participation Rate), if any.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Basket Components and the Downside Index.

•
Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•
In addition to the levels of the Basket and the Downside Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Basket Components and the Downside Index, the time to maturity of the notes, the dividend rates on the stocks comprising the Basket Components and the Downside Index, the expected positive negative correlation between the Basket and the Downside Index, or the absence of such correlation, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the stocks comprising the Basket Components and the Downside Index or stock markets generally and which may affect the level of the Basket and the Downside Index, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 25, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. JPM-III dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010314001311/dp44254_424b2-j373.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.